SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2014

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1: Form 6-K dated May 28, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: May 28, 2014

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	May 28, 2014

Notice alongwith Explanatory Statement for obtaining shareholders’ consent by Postal Ballot

Mumbai, May 27, 2014: Enclosed please find a copy of the Notice dated May 22, 2014 alongwith the Explanatory Statement seeking the consent of the Members by a Postal Ballot for the following items:-

1.	Approval for payment of minimum remuneration to Mr Ravindra Pisharody, Executive Director (Commercial Vehicles) in case of inadequacy of profits and ratification of the excess remuneration paid for the financial year ended March 31, 2014;

2.	Approval for payment of minimum remuneration to Mr Satish Borwankar, Executive Director (Quality) in case of inadequacy of profits and ratification of the excess remuneration paid for the financial year ended March 31, 2014;

3.	Approval and ratification of the excess remuneration paid to (late) Mr Karl Slym, Managing Director/his legal heir in view of inadequacy of profits for the financial year ended March 31, 2014;

4.	Borrowing powers of the Board;

5.	Creation of charge on Company’s properties;

6.	To offer or invite for subscription of Non-Convertible Debentures on private placement basis.

A specimen copy of the Postal Ballot Form (separate for Ordinary & ‘A’ Ordinary Shares) in respect of the said Ballot is also enclosed for the information of the Members.

A copy of Notice to the Members that would appear in the Financial Express on May 29, 2014 upon completion of posting is also attached.

Registered Office: Bombay House, 24, Homi Mody Street, Mumbai - 400001 Tel: +91 22 6665 8282 Fax: +91 22 66657799

Email: inv_rel@tatamotors.com Website: www.tatamotors.com CIN - L28920MH1945PLC004520

NOTICE

Dear Member,

Notice pursuant to Section 110 of the Companies Act, 2013

Notice is hereby given pursuant to Section 110 and other applicable provisions of the Companies Act, 2013, (the “Act”) if any, read together with the Companies (Management and Administration) Rules, 2014, including any statutory modification or re-enactment thereof for the time being in force, that the Resolutions appended below are proposed to be passed as Special Resolutions by way of Postal Ballot/ e-Voting. The Explanatory Statement pertaining to the said Resolutions setting out the material facts concerning each item and the reasons thereof is annexed hereto alongwith a Postal Ballot form (the “Form”) for your consideration. The Board of Directors has appointed Ms. Shirin Bharucha, Advocate, Mumbai as the Scrutinizer for conducting the Postal Ballot process in a fair and transparent manner.

You are requested to carefully read the instructions printed on the Form, record your assent (for) or dissent (against) therein and return the same in original duly completed in the attached self-addressed, postage pre-paid envelope (if posted in India) so as to reach the Scrutinizer not later than the close of working hours i.e. 5:00 p.m. on Friday, June 27, 2014.

Members desiring to opt for e-voting as per facilities arranged by the Company are requested to read the notes to the Notice and instructions overleaf the Form.

Upon completion of the scrutiny of the Forms, the Scrutinizer will submit her report to the Chairman/Director. The result of the Postal Ballot would be announced by a Director or the Company Secretary of the Company on Monday, June 30, 2014 at 5.00 p.m. at the Registered Office of the Company. The said result would be displayed at the Registered Office of the Company, intimated to the Stock Exchanges where the Company’s shares are listed, published in the newspapers and displayed alongwith the Scrutinizer’s report on the Company’s website viz. www.tatamotors.com.

Item No. 1: Approval for payment of minimum remuneration to Mr Ravindra Pisharody, Executive Director (Commercial Vehicles) in case of inadequacy of profits and ratification of the excess remuneration paid for the financial year ended March 31, 2014

To consider and, if thought fit, to pass with or without modification, if any, the following resolution as a Special Resolution:-

“RESOLVED that pursuant to the provisions of Sections 197 and 198 read together with Schedule V and the Rules framed thereunder and other applicable provisions, if any, of the Companies Act, 2013 (hereinafter referred to as the “Act”), as amended from time to time and subject to the approval of the Central Government and subject to such conditions and modifications as may be prescribed or imposed by the Central Government while granting such approval, the approval of the Members be and is hereby accorded to the payment of the following remuneration as Minimum Remuneration to Mr Ravindra Pisharody, Executive Director - Commercial Vehicles (“the Executive Director”) in case of no profits or inadequacy of profits in any financial year during the three financial years commencing from April 1, 2014:-

(i)	Salary: Upto a maximum of Rs.7,00,000/- per month with authority to the Board or a Committee thereof to fix the salary and annual increments, which would be effective April 1, every year, as may be decided by the Board, based on merit and taking into account the Company’s performance, within the said maximum amount;

(ii)	incentive remuneration, if any, based on certain performance criteria to be laid down by the Board;

(iii)	benefits, perquisites and allowances as may be determined by the Board from time to time.”

“RESOLVED FURTHER that pursuant to the provisions of Section 197 and the Rules framed thereunder, read together with Schedule V and other applicable provisions, if any of the said Act, and subject to the approval of the Central Government, the Members do hereby ratify and confirm the remuneration paid in excess of the limits prescribed under the provisions of Sections 198, 309 read together with Schedule XIII of the Companies Act, 1956 amounting upto Rs.3,19,51,000/- to the Executive Director for the Financial Year ended March 31, 2014 and waive the recovery of the above mentioned sum from him, being the remuneration agreed to be paid to him, as per the terms approved by the Members, to the extent it exceeds the statutory limit laid down under the Companies Act, 1956 and also approve the consequential retention thereof by him.”

“RESOLVED FURTHER THAT the Board of Directors or a Committee thereof of the Board be and is hereby authorized to take such steps as may be necessary for obtaining necessary approvals - statutory, contractual or otherwise, in relation to the above and to settle all matters arising out of and incidental thereto and to sign and execute deeds, applications, documents and writings that may be required, on behalf of the Company and generally to do all such other acts, deeds, matters and things as may be necessary, proper, expedient or incidental for giving effect to this Resolution.”

Item No. 2: Approval for payment of minimum remuneration to Mr Satish Borwankar, Executive Director - (Quality) in case of inadequacy of profits and ratification of the excess remuneration paid for the financial year ended March 31, 2014

To consider and, if thought fit, to pass with or without modification, if any, the following resolution as a Special Resolution:-

“RESOLVED that pursuant to the provisions of Sections 197 and 198 read together with Schedule V and the Rules framed thereunder and other applicable provisions, if any, of the Companies Act, 2013 (hereinafter referred to as the “Act”), as amended from time to time and subject to the approval of the Central Government and subject to such conditions and modifications as may be prescribed or imposed by the Central Government while granting such approval, the approval of the Members be and is hereby accorded to the payment of the following remuneration as Minimum Remuneration to Mr Satish Borwankar, Executive Director - Quality (“the Executive Director”) in case of no profits or inadequacy of profits in any financial year during the three financial years commencing from April 1, 2014:-

(i)	Salary: Upto a maximum of Rs.7,00,000/- per month with authority to the Board or a Committee thereof to fix the salary and annual increments, which would be effective April 1, every year, as may be decided by the Board, based on merit and taking into account the Company’s performance, within the said maximum amount;

(ii)	incentive remuneration, if any, based on certain performance criteria to be laid down by the Board;

(iii)	benefits, perquisites and allowances as may be determined by the Board from time to time.”

“RESOLVED FURTHER that pursuant to the provisions of Section 197 and the Rules framed thereunder, read together with Schedule V and other applicable provisions, if any of the said Act, and subject to the approval of the Central Government, the Members do hereby ratify and confirm the remuneration paid in excess of the limits prescribed under the provisions of Sections 198, 309 read together with Schedule XIII of the Companies Act, 1956 amounting upto Rs.2,43,61,000/- to the Executive Director for the Financial Year ended March 31, 2014 and waive the recovery of the above mentioned sum from him, being the remuneration agreed to be paid to him, as per the terms approved by the Members, to the extent it exceeds the statutory limit laid down under the Companies Act, 1956 and also approve the consequential retention thereof by him.”

“RESOLVED FURTHER THAT the Board of Directors or a Committee thereof of the Board be and is hereby authorized to take such steps as may be necessary for obtaining necessary approvals - statutory, contractual or otherwise, in relation to the above and to settle all matters arising out of and incidental thereto and to sign and execute deeds, applications, documents and writings that may be required, on behalf of the Company and generally to do all such other acts, deeds, matters and things as may be necessary, proper, expedient or incidental for giving effect to this Resolution.”

Item No. 3: Approval and ratification of the excess remuneration paid to (late) Mr Karl Slym, Managing Director/ his legal heir in view of inadequacy of profits for the financial year ended March 31, 2014

To consider and, if thought fit, to pass with or without modification, if any, the following resolution as a Special Resolution:-

“RESOLVED that pursuant to the provisions of Section 197 read together with Schedule V of the Companies Act, 2013 (hereinafter referred to as the “Act”) and other applicable provisions, if any of the Act and subject to the approval of the Central Government, if required, the Members do hereby ratify and confirm the remuneration paid in excess of the limits prescribed under the provisions of Sections 198, 309 read together with Schedule XIII of the Companies Act, 1956 amounting upto Rs.14,64,00,000/- paid to (late) Mr Karl Slym/ his legal heir, for the Financial Year ended March 31, 2014 and waive the recovery of the above mentioned sum from his legal heir, being the remuneration agreed to be paid to him, as per the terms approved by the Members, to the extent it exceeds the statutory limit laid down under the Companies Act, 1956 and also approve the consequential retention thereof by him.”

“RESOLVED FURTHER THAT the Board of Directors or a Committee thereof of the Board be and is hereby authorized to take such steps as may be necessary for obtaining necessary approvals - statutory, contractual or otherwise, in relation to the above and to settle all matters arising out of and incidental thereto and to sign and execute deeds, applications, documents and writings that may be required, on behalf of the Company and generally to do all such other acts, deeds, matters and things as may be necessary, proper, expedient or incidental for giving effect to this Resolution.”

Item No. 4: Borrowing powers of the Board

To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution:-

“RESOLVED that in supersession of Resolution No.3 passed vide Postal Ballot conducted by the Company on August 10, 2010 and pursuant to Section 180(1)(c) and all other applicable provisions, if any, of the Companies Act, 2013, (including any amendment thereto or re-enactment thereof), the consent of the Members be and is hereby accorded to the Board of Directors of the Company (hereinafter referred to as “the Board” which term shall be deemed to include any Committee thereof ) for borrowing from time to time any sum or sums of monies which, together with the monies already borrowed by the Company (apart from temporary loans obtained or to be obtained from the Company’s bankers in the ordinary course of business), may exceed the aggregate of the paid-up capital of the Company and its free reserves, provided that the total amount so borrowed by the Board shall not at any time exceed the limit of Rs.30,000 crores.”

“RESOLVED FURTHER that the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds and things, to execute all such documents, instruments in writing as may be required in its absolute discretion pursuant to the above Resolution.”

Item No. 5: Creation of Charges on the Company’s properties

To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution:-

“RESOLVED that in supersession of the Resolution No.4 passed by Postal Ballot conducted by the Company on August 10, 2010 and pursuant to Section 180(1)(a) and other applicable provisions, if any, of the Companies Act, 2013, (including any amendment thereto or re-enactment thereof), the consent of the Members be and is hereby accorded to the Board of Directors of the Company (hereinafter referred to as “the Board” which term shall be deemed to include any Committee thereof) to create such charges, mortgages and hypothecations in addition to the existing charges, mortgages and hypothecations created by the Company, on such movable and immovable properties, both present and future, and in such manner as the Board may deem fit, together with power to take over the management and concern of the Company in certain events, to or in favour of the Banks/Financial Institutions, other investing agencies and trustees for the holders of debentures/bonds and/or other instruments to secure rupee/foreign currency loans and/or the issue of debentures whether partly/fully convertible or non-convertible and/or securities linked to Ordinary Shares and/or ‘A’ Ordinary Shares and/or rupee/foreign currency convertible bonds and/or bonds with share warrants attached (hereinafter collectively referred to as “Loans”) provided that the total amount of Loans together with interest thereon, additional interest, compound interest, liquidated damages, commitment charges, premia on pre-payment or on redemption, costs, charges, expenses and all other moneys payable by the Company in respect of the said Loans, shall not, at any time exceed the limit of Rs.30,000 crores.”

“RESOLVED FURTHER that the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds and things, to execute all such documents, instruments in writing as may be required in its absolute discretion pursuant to the above Resolution.”

Item No. 6: To offer or invite for Subscription of Non-Convertible Debentures on private placement basis

To consider and, if thought fit, to pass with or without modification, if any, the following resolution as a Special Resolution:-

“RESOLVED that pursuant to the provisions of Sections 42, 71 and all other applicable provisions, if any, of the Companies Act, 2013 read together with the Rules framed thereunder, as may be amended from time to time, the approval of the Members be and is hereby granted to the Company for making offer(s) or invitation(s) to subscribe to the issue of Non-Convertible Debentures on a private placement basis, in one or more tranches such that the aggregate amount does not exceed Rs.3,500 crores during a period of one year from the date of passing of this Resolution and that the said borrowing is within the overall borrowing limit of the Company.”

“RESOLVED FURTHER that for the purpose of giving effect to this Resolution, the Board of Directors be and is hereby severally authorized to do all such acts and things and give such directions as may be necessary or desirable.”

By Order of the Board of Directors

H K Sethna
Company Secretary

Mumbai, May 22, 2014

Registered Office:

Bombay House

24, Homi Mody Street

Mumbai 400 001.

NOTES:

1.	The Explanatory Statement and reasons for the proposed Special Resolutions pursuant to Section 102 of the Act setting out material facts are appended to the Notice.

2.	The Postal Ballot Notice is being sent to all the Members, whose names appear in the Register of Members/list of Beneficial Owners, received from National Securities Depository Limited (NSDL)/ Central Depository Services (India) Limited as on May 16, 2014. The ADR (American Depository Receipt) holders are entitled to give instructions for exercise of voting rights on this Postal Ballot through the ADR Depositary, to give or withhold such consents, to receive such notices or to otherwise take action, to exercise their rights with respect to such underlying shares represented by each such deposited share. A brief statement as to the manner in which such voting instructions may be given is being sent to the ADR holders by the ADR Depositary.

3.	The voting shall be reckoned in proportion to a Member’s share of voting rights on the paid-up Ordinary Share capital and ‘A’ Ordinary Share capital of the Company as on May 16, 2014.

4.	The holder of ‘A’ Ordinary Shares shall be entitled to one vote for every ten ‘A’ Ordinary Shares held as per the terms of its Issue and the Articles of Association of the Company.

5.	In compliance with the provisions of Sections 108 and 110 and other applicable provisions of the Act, read with the Companies (Management and Administration) Rules, 2014, the Company is pleased to offer e-voting facility as an option to all the Members of the Company. The Company has entered into an agreement with NSDL for facilitating e-voting to enable the Members to cast their votes electronically instead of dispatching Postal Ballot Form. E-voting is optional.
6.	As per Companies (Management and Administration) Rules, 2014, Notice of Postal Ballot may be served on the Members through electronic transmission. Members who have registered their e-mail IDs with depositories or with the Company are being sent Notice of Postal Ballot by e-mail and Members who have not registered their e-mail IDs will receive Notice of Postal Ballot alongwith Postal Ballot Form through post/courier. Members who have received Postal Ballot Notice by e-mail and who wish to vote through physical Postal Ballot Form may download the Postal Ballot Form from the link www.evoting.nsdl.com or from the ‘Investors’ section on the Company’s website www.tatamotors.com.

EXPLANATORY STATEMENT

Explanatory Statement for Resolutions mentioned under Item Nos. 1 to 6 pursuant to Section 102 of the Companies Act, 2013 (hereinafter referred to as the “Act”):

Item Nos. 1 to 3: The Members at their Annual General Meeting held on August 10, 2012 had by way of Ordinary Resolutions approved the appointment of Mr Ravindra Pisharody and Mr Satish Borwankar as Executive Director - (Commercial Vehicles) and Executive Director - (Quality), respectively (hereinafter collectively referred to as “Executive Directors”) for a period of 5 years commencing June 21, 2012 on terms and conditions, including remuneration payable to the Executive Directors.

Further, the Members at their Annual General Meeting held on August 21, 2013 had by way of Ordinary Resolution approved the appointment of Mr Karl Slym as Managing Director of the Company for a period of 5 years with effect from September 13, 2012, including remuneration payable to Mr Slym by way of the Ordinary Resolution. Mr Slym, being a Non-Resident, his appointment was also approved by the Central Government. Mr Slym had an untimely and tragic death on January 26, 2014.

The terms of appointment of the Managing Director and Executive Directors, inter alia, provide for payment of Salary with the authority to the Board or a Committee thereof to fix the salary and annual increments, which would be effective April 1, every year, based on merit and taking into account the Company’s performance, incentive remuneration and/or commission based on certain performance criteria, benefits, perquisites and allowances and other retirement benefits as per the policy of the Company as may be determined by the Board from time to time.

In case of no profits or inadequacy of profits in any Financial Year, the terms of appointment of Managing Director and Executive Directors provide for payment of Minimum Remuneration during the currency of their respective tenures as per details mentioned in the Resolutions.

The prolonged slowdown in the economic activity, weak consumer sentiments, subdued infrastructure activity, tight financing environment with high interest rate, weak operating economics for transporters due to lower fleet utilization and stagnant freight rates combined with fuel price increases, continued to impact the performance of the automobile industry and the Company. The Company has been making necessary efforts to maintain its leadership and improve its performance and has been aggressively pursuing and implementing its strategies, including launch of new products and cost reduction initiatives. The results of these initiatives are likely to be felt in the coming years.

The Company had recorded a Profit before and after Tax for the nine months ended December 31, 2013 of Rs.391.13 crores and Rs.1,151.13 crores respectively. Owing to the above factors, the financial performance of the Company has worsened and it is likely that the Company will have no profits / inadequate profits for the Financial Year 2013-14.

In respect of Financial Year 2013-14, the Ministry of Corporate Affairs (“MCA”) have vide General Circular No.08/2014 dated April 4, 2014 clarified that the provisions pertaining to maintenance of books of accounts, preparation, adoption and filing of financial statements and other documents required to be attached to the Annual Report shall be governed by the relevant provisions, schedules, rules of the Companies Act, 1956. Pursuant to the provisions of Sections 198 and 309 read together with Schedule XIII (“Schedule XIII”) of the Companies Act, 1956, in case of no profits or inadequacy of profits calculated under Section 349 and 350 of the Companies Act, 1956, the Company may pay remuneration by way of salary, dearness allowance, perquisites and any other allowances (excluding commission) upto the ceiling limits as specified in Schedule XIII subject to Members’ approval by way of Special Resolution and compliance of disclosure requirements and other conditions as stated therein. Any sums paid in excess of the said statutory limits become refundable to the Company and until such sums become refundable, are held in trust for the Company, unless the Company waives recovery of the said amount by way of a Special Resolution passed by the Members and such waiver is approved by the Central Government. The payment of managerial remuneration for the said financial year is in accordance with the Companies Act, 1956 and the various MCA circulars in force at that time.

Pursuant to the provisions of Section 197 read together with Schedule V of the Act, in respect of the payment of managerial remuneration in case of no profits or inadequacy of profits as calculated under Section 198 of the Act, the Company may pay such remuneration upto the ceiling limits as specified in Schedule V and the Members’ approval by way of a special resolution has been passed for payment of remuneration for a period not exceeding 3 years. Any remuneration paid/to be paid to the Executive Directors in excess of the prescribed limits shall be subject to the approval of the Central Government.

Taking into consideration the above and the terms of appointment and remuneration (including minimum remuneration) agreed with (late) Mr Slym, Mr Pisharody and Mr Borwankar, it is proposed to obtain Members approval by way of Special Resolutions, as stated herein above, to:

•	the waiver of the recovery of excess remuneration paid/payable by the Company upto March 31, 2014 in case of Mr Pisharody and Mr Borwankar and upto January 26, 2014 in case of (late) Mr Slym; and

•	the payment of minimum remuneration, where the Company has no profits or its profits are inadequate, to Mr Pisharody and Mr Borwankar during the three financial years commencing from April 1, 2014.

The Board and the Nomination and Remuneration Committee of the Board have on March 10, 2014 and May 14, 2014, respectively accorded their approvals to the above and in the interest of the Company have recommended the aforesaid resolutions as set out in this Notice for approval of the Members.

None of the Directors, Key Managerial Personnel of the Company and their respective relatives is in any way concerned or interested in the said Resolutions, except for Mr Pisharody and Mr Borwankar, in Resolution at Item Nos. 1 and 2 of the Notice respectively.

THE STATEMENT CONTAINING ADDITIONAL INFORMATION AS REQUIRED IN SCHEDULE V OF THE ACT.

I.	General Information:

(1)	Nature of industry

The Company is mainly engaged in the business of manufacture, assembly and sale of automobile products consisting of all types of commercial and passenger vehicles and spare parts.

(2)	Date or expected date of commencement of commercial production

The Company was incorporated on September 1, 1945 and Commencement of Business Certificate was granted on November 20, 1945. The Company had since commenced its business.

(3)	In case of new companies, expected date of commencement of activities as per project approved by financial institutions appearing in the prospectus.

Not applicable.

(4)	Financial performance based on given indicators

(Rs. in crores)

	FY 2013-14 (April-Dec 2013)		FY 2012-13		FY 2011-12
	Standalone	Consolidated	Standalone	Consolidated	Standalone	Consolidated
Gross Revenue	28,403.26	170,354.46	49,319.73	193,583.95	59,220.94	170,677.58
Profit Before Tax	391.13	13,807.07	174.93	13,633.48	1,341.03	13,533.87
Profit for the period	1,151.13	10,072.73	301.81	9,892.61	1,242.23	13,516.50

Whilst the Company had profits under Section 198 of the Companies Act, 1956 of Rs.449.31 crores and Rs.1,349.81 crores for FY 2012-13 and FY 2011-12 respectively, the Company is expected to have no/inadequate profits for FY 2013-14.

It may be noticed from the above table that the standalone performance was adversely impacted due to the economic slowdown in India. The consolidated performance in contrast has improved significantly due to most of the global economies having recovered from a slowdown.

(5)	Foreign investments or collaborators, if any.

The Company has not entered into any material foreign collaboration and no direct capital investment has been made in the Company. Foreign investors, mainly comprising FIIs and ADR holders are investors in the Company on account of past issuances of securities/secondary market purchases.

II.	Information about the appointee:

(1)	Background details

(late) Mr Karl Slym	Mr Ravindra Pisharody	Mr Satish Borwankar
Aged 51, M.Sc - was a Stanford University, Sloan Fellow, with wide and varied global experience in the automobile industry.	Aged 58, is a B.Tech (Elec.), PG Diploma in Management (Marketing), has wide and varied experience in business and the automobile industry.	Aged 61, is a B.Tech (Hons.) Mech, with wide experience in automobile industry, in particular manufacturing and quality functions.

(2)	Past remuneration (last two years):

(Rs. in lakhs)

	(late) Mr Karl Slym(3)		Mr R Pisharody				Mr S Borwankar
	FY2013-14 (1/4/2013 to 26/1/2014)	FY2012-13 (13/9/2012 to 31/3/2013)	FY2013-14		FY2012-13 (21/6/2012 to 31/3/2013)		FY2013-14		FY2012-13 (21/6/2012 to 31/3/2013)
Salary	110.80	65.95	57.24		42.00		45.12		33.13
Perquisite and Allowances(1)	846.02	628.20	135.39		40.25		123.69		47.02
Commission / Bonus	313.95	394.80	114.48		160.00		90.24		85.00
Retirement Benefits	13.30	7.91	68.26	(2)	240.51	(2)	38.97	(2)	506.27	(2)

(1)	Includes leave encashment
(2)	Includes provisions for special retirement benefits but excludes provision for encashable leave and gratuity as separate actuarial valuation for Executive directors is not available.
(3)	Apart from the above , statutory dues paid on the demise of Mr. Slym to his legal heir namely social security benefits and gratuity, both, aggregating Rs.2,41,03,475 are also included in the resolution.

(3)	Recognition or awards

Under the dynamic leadership of the Managing and Executive Directors, the Company was awarded the Indian Multinational of the Year in April 2013 from the President of India at the AIMA Managing India Awards.

(4)	Job profile and his suitability

Mr. Pisharody is the Executive Director (Commercial Vehicles) since June 21, 2012. He is responsible for the Commercial Vehicle Business Unit of the Company involving product design and development, manufacturing, sales and marketing functions. Before joining the Company, he worked with Castrol Ltd., a subsidiary of British Petroleum, and with Philips India, a subsidiary of the Dutch company in various roles. Mr. Pisharody is an alumnus of IIT, Kharagpur and IIM, Kolkata.

Mr. Borwankar is the Executive Director (Quality) since June 21, 2012 and is responsible for the quality function for the Company – both commercial and passenger vehicles. Having started his career with the Company in 1974, as a Graduate Engineer Trainee, he has worked in various executive positions, for overseeing and implementing product development, manufacturing operations and quality control initiatives of the Commercial Vehicles Business Unit. He has played a significant role in setting up Greenfield projects of the Company. Mr. Borwankar is a Mechanical Engineer from IIT, Kanpur.

Taking into consideration their said qualifications and varied experience, the Board has bestowed the above responsibilities to Mr Pisharody and Mr Borwankar.

(Late) Mr Karl Slym was the Managing Director for the period from September, 2012 to January 26, 2014 and was responsible for the Company’s operations in India and international markets, excluding Jaguar and Land Rover business. Before joining, he was the Executive Vice President & Board Member, SGMW Motors, China (a General Motors Joint Venture), prior to which he was President, Managing Director and Board Member of General Motors in India. For over two decades, Mr Slym has been with Toyota and General Motors in various positions across geographies. Mr Slym is an alumnus of Stanford University and a Sloan Fellow. Considering his suitability, the Board appointed Mr Slym to provide leadership in a challenging market environment to play a pivotal role in charting of the Company’s strategy to regain momentum in the Indian market.

(5)	Remuneration proposed

Mr. Pisharody and Mr. Borwankar

(i) Salary: Upto a maximum of Rs.7,00,000/- per month with authority to the Board or a Committee thereof to fix the salary and annual increments, which would be effective April 1, every year, as may be decided by the Board, based on merit and taking into account the Company’s performance, within the said maximum amount;

(ii) incentive remuneration, if any, based on certain performance criteria to be laid down by the Board;

(iii) benefits, perquisites and allowances as may be determined by the Board from time to time;

(6)	Comparative remuneration profile with respect to industry, size of the company, profile of the position and person (in case of expatriates the relevant details would be with respect to the country of his origin).

The remuneration of the MD was commensurate with remuneration of expatriates appointed at CEO/MD levels of similar sized multinationals. The remuneration of the EDs is commensurate with remuneration of Board level positions in similar sized domestic companies, taking into consideration the responsibilities shouldered by them.

(7)	Pecuniary relationship directly or indirectly with the company, or relationship with the managerial personnel, if any.

Besides the remuneration paid/payable to (late) Mr Slym/his legal heir, Mr Pisharody and Mr Borwankar, they do not have any other pecuniary relationship with the Company or with the managerial personnel.

III.	Other information:

(1)	Reasons of loss or inadequate profits

The prolonged slowdown in the economic activity, weak consumer sentiments, subdued infrastructure activity, tight financing environment with high interest rate, weak operating economics for transporters due to lower fleet utilization and stagnant freight rates combined with fuel price increases continued to impact the performance of the Company. The Company’s passenger car business had no major product launches except for upgrades and variants in FY2012-13 and FY2013-14. Increase in competition in the domestic market, particularly in the passenger car business, wherein new product launches were aggressively positioned also affected the Company’s performance.

(2)	Steps taken or proposed to be taken for improvement

The Company has taken various initiatives to maintain its leadership, improve market share and financial performance. It has been aggressively pursuing and implementing its strategies to improve volumes and reduce costs through launch of new products, (particularly in passenger vehicles planned from July 2014) coupled with sale, service, marketing campaigns and customer engagement programs. The Company has taken steps to strengthen its business fundamentals through focused network engagements, enhancing customer experience, thrust on rural programs and improving working capital management. On the International front, the Company proposes to aggressively pursue its traditional markets as also enter recently opened markets. The results of these initiatives are likely to be felt in the coming years.

(3)	Expected increase in productivity and profits in measurable terms.

Though the Automobile Industry is witnessing a continued slowdown, in anticipation of revival of the overall economy in future, the aforesaid steps taken/ to be taken by the Company are expected to improve the Company’s performance and profitability.

Item Nos. 4 and 5: The Members had, vide a Postal Ballot in August 2010, passed Ordinary Resolutions for Nos. 3 & 4 accorded their consent to the Board of Directors borrowing upto Rs.30,000 crores for the purpose of meeting the capital expenditure and additional working capital requirements and any other corporate purposes, as also for creation of charges on Company’s properties as required under Section 293(1)(d) and 293(1)(a) respectively of the Companies Act, 1956. On implementation of the Act, Section 180(1)(c) and Section 180(1)(a) of the Act were made effective from September 12, 2013, which provide for approval by the Shareholders by way of Special Resolutions as against Ordinary Resolutions under the Companies Act, 1956. The Ministry of Corporate Affairs has vide General Circular No. 04/2014 dated March 25, 2014 clarified that pursuant to the said Sections of the Act, companies would be required to pass a fresh Resolution by September 11, 2014. As such, it is necessary to obtain fresh approval of the Members by means of Special Resolutions, to enable the Board of Directors of the Company to: a) borrow moneys, apart from temporary loans obtained from the Company’s Bankers in the ordinary course of business, in excess of the aggregate of paid-up share capital and free reserves of the Company; and b) create charge/ mortgage/ hypothecation on the Company’s assets, both present and future, in favour of the Banks/Financial Institutions, other investing agencies/ trustees for the holders of debentures/ bonds, to secure the repayment of moneys borrowed by the Company (including temporary loans obtained from the Company’s Bankers in the ordinary course of business).

Whilst no increase in the said limits is currently being proposed, the Members’ approval is being sought pursuant to Section 180 of the Act by way of Special Resolutions.

The above proposals as set out in the Resolutions, at Item Nos. 4 and 5 of the Notice are in the interest of the Company and your Directors commend the same for approval by the Members.

None of the Directors, Key Managerial Personnel of the Company or their respective relatives is in any way concerned or interested in the said Resolutions.

Item No.6: The Non-Convertible Debentures (“NCDs”) issued on private placement basis are a major source of borrowings raised by the Company. The borrowings of the Company as on December 31, 2013 aggregate to approximately Rs.19,514.74 crores, of which NCDs aggregate to approximately Rs.7,350 crores.

The Members had, vide Postal Ballot conducted by the Company, in August 2010 accorded their approval to the Board to borrow from time to time any sum(s) of monies which, together with the monies already borrowed by the Company (apart from temporary loans obtained or to be obtained from the Company’s bankers in the ordinary course of business) upto an amount not exceeding Rs.30,000 crores. A fresh Resolution for the said purpose is also included in Item No. 4 of the Notice.

Under Rule 14 of the Companies (Prospectus and Allotment of Securities) Rules, 2014 (“Rules”), a company making a private placement of its securities is required to obtain the approval of the Members by way of a Special Resolution for each offer or invitation. However, in case the offer or invitation is for NCDs, such Special Resolution would be valid for a year.

It is therefore proposed to obtain approval of the Members under Sections 42, 71 and other applicable provisions, if any, of the Act, read together with the Rules framed thereunder, to enable the Company to make private placement of its NCDs, in one or more tranches within such limits as set out in the Resolution.

The above proposal as set out in item no. 6 of the Notice is in the interest of the Company and your Directors commend the same for approval by the Members.

None of the Directors, Key Managerial Personnel of the Company or their respective relatives is in any way concerned or interested in the said Resolution.

By Order of the Board of Directors

H K Sethna

Company Secretary

Mumbai, May 22, 2014

Registered Office:

Bombay House

24, Homi Mody Street

Mumbai 400 001.

TATA MOTORS

TATA

Regd. Office: Bombay House, 24, Homi Mody Street, Mumbai - 400001 Tel : +91 22 6665 8282 Fax : +91 22 66657799
Email : inv_rel@tatamotors.com Website: www.tatamotors.com CIN - L28920MH1945PLC004520

# POSTAL BALLOT FORM

1. Name(s) & Registered Address of the sole / first named Member :

2. Name(s) of the Joint-Holder(s), if any :

3. Registered Folio Number / DP ID No / Client ID No.* *(Applicable to investors holding Shares in dematerialized form) :

4. Number of Ordinary Share(s) held :

5. e- Voting Event Number :

6. User ID :

7. Password :

8. I/We hereby exercise my/our vote in respect of the following Special Resolutions to be passed through Postal Ballot / e-voting, by conveying my /our assent or dissent to the said Resolutions by placing tick (✓) mark in the appropriate box below:

| Description of Resolution | No. of Ordinary Shares for which votes cast | I/We assent to the Resolutions (FOR) | I/We dissent to the Resolutions (AGAINST) |
|---|---|---|---|
| 1. Approval for payment of minimum remuneration to Mr Ravindra Pisharody, Executive Director (Commercial Vehicles) incase of inadequacy of profits and ratification of the excess remuneration paid for the financial year ended March 31, 2014 | | | |
| 2. Approval for payment of minimum remuneration to Mr Satish Borwankar, Executive Director (Quality) in case of inadequacy of profits and ratification of the excess remuneration paid for the financial year ended March 31, 2014 | | | |
| 3. Approval and ratification of the excess remuneration paid to (late) Mr Karl Slym, Managing Director/his legal heir in view of inadequacy of profits for the financial year ended March 31, 2014 | | | |
| 4. Borrowing powers of the Board | | | |
| 5. Creation of charge on Company's properties | | | |
| 6. To offer or invite for subscription of Non-Convertible Debentures on private placement basis | | | |

Place:
Date:

Signature of the Member

Note: Please read the instructions printed overleaf carefully before exercising your vote.

INSTRUCTIONS
1. GENERAL INFORMATION
a) There will be one Postal Ballot Form / e-voting for every Client ID No./ Folio No., irrespective of the number of joint holders.
b) Members can opt for only one mode of voting i.e. either by Postal Ballot or through e-voting. In case you are opting for voting by Postal Ballot, then please do not cast your vote by e-voting and vice versa. In case Members cast their votes both by Postal Ballot and e-voting, the votes cast through e-voting shall prevail and the votes cast through postal ballot form shall be considered invalid.
c) Voting rights in the Postal Ballot / e-voting cannot be exercised by a proxy. However, corporate and institutional shareholders shall be entitled to vote through their authorised representatives with proof of their authorisation, as stated above.
2. PROCESS FOR MEMBERS OPTING FOR VOTING BY POSTAL BALLOT
a) Members desiring to cast their vote by Postal Ballot should complete and sign this Postal Ballot Form and send it to the Scrutinizer, Miss Shirin Bharucha, Advocate, at TSR Darashaw 6-10, Haji Moosa Patrawala Industrial Estate, 20, Dr E. Moses Road, Mahalaxmi, Mumbai 400 011, in the enclosed postage prepaid self-addressed envelope. Postal Ballot Forms deposited in person or sent by post or courier at the expense of the Member will also be accepted.
b) In case of joint holding, this Postal Ballot Form should be completed and signed by the first named Member and in his absence by the next named Member.
c) In respect of shares held by corporate and institutional shareholders (companies, trusts, societies, etc.), the completed Postal Ballot Form should be accompanied by a certified copy of the relevant board resolution / appropriate authorisation, with the specimen signature(s) of the authorised signatory (ies) duly attested.
d) The signature of the Member on this Postal Ballot Form should be as per the specimen signature furnished by National Securities Depository Limited (NSDL) / Central Depository Services (India) Limited (CDSL) or registered with the Company, in respect of shares held in dematerialised form or in physical form, respectively.
e) Completed Postal Ballot Forms should reach the Scrutinizer no later than the close of working hours i.e at 5.00 p.m. on Friday, June 27, 2014. Postal Ballot Forms received after this date will be considered invalid.
f) Postal Ballot Forms which are incomplete or unsigned or defective in any manner are liable to be rejected. The Scrutinizer’s decision in this regard shall be final and binding.
g) A Member seeking duplicate Postal Ballot Form or having any grievance pertaining to the Postal Ballot process can write to the Company’s Registrars- TSR Darashaw, 6-10, Haji Moosa Patrawala Industrial Estate, 20, Dr E. Moses Road, Mahalaxmi, Mumbai 400 011 or to the e-mail ID tmlpostalballot2014@tsrdarashaw.com. Duly completed and signed duplicate Postal Ballot Forms should, however, reach the Scrutinizer no later than the close of working hours on Friday, June 27, 2014.
h) Members are requested not to send any paper (other than the resolution/authority as mentioned under “Process for Members opting for voting by Postal Ballot” points’ 2c above) along with the Postal Ballot Form in the enclosed self-addressed postage pre-paid envelope as all such envelopes will be sent to the Scrutinizer and if any extraneous paper is found in such envelope the same would not be considered and would be destroyed by the Scrutinizer.
3. PROCESS FOR MEMBERS OPTING FOR E-VOTING
(A) In case of Members receiving the Postal Ballot Form by E-mail:
(i) Open e-mail and open PDF file viz; “TML e-Voting.pdf” with your Client ID or Folio No. as password. The said PDF file contains your user ID and password for e-voting. Please note that the password is an initial password.
(ii) Launch internet browser by typing the following URL: https://www.evoting.nsdl.com/
(iii) Click on “Shareholder – Login”.
(iv) Insert user ID and password as initial password noted in step 3 (A) (i) above. Click “ Login”
(v) “Password change” menu appears. Change the password with new password of your choice with minimum 8 digits/characters or combination thereof. Note new password. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential.
(vi) Home page of “e-Voting” opens. Click on “e-Voting: Active E-voting Cycles”.
(vii) Select “EVEN” (Electronic Voting Event Number) of Tata Motors Limited.
(viii) Now you are ready for e-Voting as “Cast Vote” page opens.
(ix) Cast your vote by selecting appropriate option and click on “Submit” and also click on “Confirm” when prompted.
(x) Upon confirmation, the message “Vote cast successfully” will be displayed.
(xi) Once you have voted on the resolution, you will not be allowed to modify your vote.
(xii) For the votes to be considered valid, the corporate and institutional shareholders (companies, trusts, societies, etc.) are required to send a scanned copy (PDF/JPG format) of the relevant Board Resolution/ Appropriate Authorization etc. together with attested specimen signature of the duly authorized signatory(ies), to the Scrutinizer through e-mail at shirinbharucha@tsrdarashaw.com with a copy marked to evoting@nsdl.co.in.
(B) In case of Members receiving Postal Ballot Form by Post:
(i) User ID and initial password is provided at the bottom of the Postal Ballot Form.
(ii) Please follow all steps from Sr. No. A (ii) to A (xii) above, to cast your vote.
(C) If you are already registered with NSDL for e-voting then you can use your existing user ID and password for Login to cast your vote.
(D) In case of any queries, you may refer to the ‘Frequently Asked Questions’ (FAQs) for Shareholders and e-voting user manual for Shareholders available at the Downloads section of NSDL’s E-Voting website: www.evoting.nsdl.com. You can also send your queries / grievances relating to e-voting to the e-mail ID :- tmlpostalballot2014@tsrdarashaw.com
(E) The period for e-voting ends on Friday, June 27, 2014.
E-voting shall be disabled by NSDL at 5:00 p.m. on Friday, June 27, 2014.

**TATA MOTORS** **TATA**

Regd. Office: Bombay House, 24, Homi Mody Street, Mumbai - 400001 Tel : +91 22 6665 8282 Fax : +91 22 66657799
Email : inv_rel@tatamotors.com Website: www.tatamotors.com CIN - L28920MH1945PLC004520

# POSTAL BALLOT FORM

1. Name(s) & Registered Address of the sole / first named Member :

2. Name(s) of the Joint-Holder(s), if any :

3. Registered Folio Number / DP ID No / Client ID No.* *(Applicable to investors holding Shares in dematerialized form) :

4. Number of 'A' Ordinary Share(s) held :

5. e- Voting Event Number :

6. User ID :

7. Password :

8. I/We hereby exercise my/our vote in respect of the following Special Resolutions to be passed through Postal Ballot / e-voting, by conveying my /our assent or dissent to the said Resolutions by placing tick (✓) mark in the appropriate box below:

| Description of Resolution | No. of 'A' Ordinary Shares for which votes cast | I/We assent to the Resolutions (FOR) | I/We dissent to the Resolutions (AGAINST) |
|---|---|---|---|
| 1. Approval for payment of minimum remuneration to Mr Ravindra Pisharody, Executive Director (Commercial Vehicles) incase of inadequacy of profits and ratification of the excess remuneration paid for the financial year ended March 31, 2014 | | | |
| 2. Approval for payment of minimum remuneration to Mr Satish Borwankar, Executive Director (Quality) in case of inadequacy of profits and ratification of the excess remuneration paid for the financial year ended March 31, 2014 | | | |
| 3. Approval and ratification of the excess remuneration paid to (late) Mr Karl Slym, Managing Director/his legal heir in view of inadequacy of profits for the financial year ended March 31, 2014 | | | |
| 4. Borrowing powers of the Board | | | |
| 5. Creation of charge on Company's properties | | | |
| 6. To offer or invite for subscription of Non-Convertible Debentures on private placement basis | | | |

Place:
Date:

Signature of the Member

Note: Please read the instructions printed overleaf carefully before exercising your vote.

INSTRUCTIONS
1. GENERAL INFORMATION
a) There will be one Postal Ballot Form / e-voting for every Client ID No./ Folio No., irrespective of the number of joint holders.
b) Members can opt for only one mode of voting i.e. either by Postal Ballot or through e-voting. In case you are opting for voting by Postal Ballot, then please do not cast your vote by e-voting and vice versa. In case Members cast their votes both by Postal Ballot and e-voting, the votes cast through e-voting shall prevail and the votes cast through postal ballot form shall be considered invalid.
c) Voting rights in the Postal Ballot / e-voting cannot be exercised by a proxy. However, corporate and institutional shareholders shall be entitled to vote through their authorised representatives with proof of their authorisation, as stated above.
2. PROCESS FOR MEMBERS OPTING FOR VOTING BY POSTAL BALLOT
a) Members desiring to cast their vote by Postal Ballot should complete and sign this Postal Ballot Form and send it to the Scrutinizer, Miss Shirin Bharucha, Advocate, at TSR Darashaw 6-10, Haji Moosa Patrawala Industrial Estate, 20, Dr E. Moses Road, Mahalaxmi, Mumbai 400 011, in the enclosed postage prepaid self-addressed envelope. Postal Ballot Forms deposited in person or sent by post or courier at the expense of the Member will also be accepted.
b) In case of joint holding, this Postal Ballot Form should be completed and signed by the first named Member and in his absence by the next named Member.
c) In respect of shares held by corporate and institutional shareholders (companies, trusts, societies, etc.), the completed Postal Ballot Form should be accompanied by a certified copy of the relevant board resolution / appropriate authorisation, with the specimen signature(s) of the authorised signatory (ies) duly attested.
d) The signature of the Member on this Postal Ballot Form should be as per the specimen signature furnished by National Securities Depository Limited (NSDL) / Central Depository Services (India) Limited (CDSL) or registered with the Company, in respect of shares held in dematerialised form or in physical form, respectively.
e) Completed Postal Ballot Forms should reach the Scrutinizer no later than the close of working hours i.e at 5.00 p.m. on Friday, June 27, 2014. Postal Ballot Forms received after this date will be considered invalid.
f) Postal Ballot Forms which are incomplete or unsigned or defective in any manner are liable to be rejected. The Scrutinizer’s decision in this regard shall be final and binding.
g) A Member seeking duplicate Postal Ballot Form or having any grievance pertaining to the Postal Ballot process can write to the Company’s Registrars- TSR Darashaw, 6-10, Haji Moosa Patrawala Industrial Estate, 20, Dr E. Moses Road, Mahalaxmi, Mumbai 400 011 or to the e-mail ID tmlpostalballot2014@tsrdarashaw.com. Duly completed and signed duplicate Postal Ballot Forms should, however, reach the Scrutinizer no later than the close of working hours on Friday, June 27, 2014.
h) Members are requested not to send any paper (other than the resolution/authority as mentioned under “Process for Members opting for voting by Postal Ballot” points’ 2c above) along with the Postal Ballot Form in the enclosed self-addressed postage pre-paid envelope as all such envelopes will be sent to the Scrutinizer and if any extraneous paper is found in such envelope the same would not be considered and would be destroyed by the Scrutinizer.
3. PROCESS FOR MEMBERS OPTING FOR E-VOTING
(A) In case of Members receiving the Postal Ballot Form by E-mail:
(i) Open e-mail and open PDF file viz; “TML e-Voting.pdf” with your Client ID or Folio No. as password. The said PDF file contains your user ID and password for e-voting. Please note that the password is an initial password.
(ii) Launch internet browser by typing the following URL: https://www.evoting.nsdl.com/
(iii) Click on “Shareholder – Login”.
(iv) Insert user ID and password as initial password noted in step 3 (A) (i) above. Click “ Login”
(v) “Password change” menu appears. Change the password with new password of your choice with minimum 8 digits/characters or combination thereof. Note new password. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential.
(vi) Home page of “e-Voting” opens. Click on “e-Voting: Active E-voting Cycles”. (vii) Select “EVEN” (Electronic Voting Event Number) of Tata Motors Limited. (viii) Now you are ready for e-Voting as “Cast Vote” page opens.
(ix) Cast your vote by selecting appropriate option and click on “Submit” and also click on “Confirm” when prompted.
(x) Upon confirmation, the message “Vote cast successfully” will be displayed.
(xi) Once you have voted on the resolution, you will not be allowed to modify your vote.
(xii) For the votes to be considered valid, the corporate and institutional shareholders (companies, trusts, societies, etc.) are required to send a scanned copy (PDF/JPG format) of the relevant Board Resolution/ Appropriate Authorization etc. together with attested specimen signature of the duly authorized signatory(ies), to the Scrutinizer through e-mail at shirinbharucha@tsrdarashaw.com with a copy marked to evoting@nsdl.co.in.
(B) In case of Members receiving Postal Ballot Form by Post:
(i) User ID and initial password is provided at the bottom of the Postal Ballot Form.
(ii) Please follow all steps from Sr. No. A (ii) to A (xii) above, to cast your vote.
(C) If you are already registered with NSDL for e-voting then you can use your existing user ID and password for Login to cast your vote.
(D) In case of any queries, you may refer to the ‘Frequently Asked Questions’ (FAQs) for Shareholders and e-voting user manual for Shareholders available at the Downloads section of NSDL’s E-Voting website: www.evoting.nsdl.com. You can also send your queries / grievances relating to e-voting to the e-mail ID :- tmlpostalballot2014@tsrdarashaw.com
(E) The period for e-voting ends on Friday, June 27, 2014.
E-voting shall be disabled by NSDL at 5:00 p.m. on Friday, June 27, 2014.

TATA MOTORS LIMITED
Registered Office: Bombay House, 24, Homi Mody Street,
Mumbai - 400001. Tel: +91 22 6665 8282 Fax: +91 22 66657799
Email: inv_rel@tatamotors.com Website: www.tatamotors.com
CIN - L28920MH1945PLC004520
NOTICE TO MEMBERS
Members of the Company are hereby informed that the Company has on May 29, 2014 completed the despatch of Notice pursuant to Section 110 of the Companies Act, 2013 read together with the Companies (Management and Administration) Rules, 2014, alongwith Postal Ballot Form (‘Form’) and self-addressed, postage pre-paid envelope to the Members whose e-mail IDs are not registered and sent e-mail to the Members whose e-mail IDs are registered as on May 16, 2014, seeking approval by postal ballot, including voting by electronic means.
The Login ID and Password have been provided, both in the Form as also in the E-mail to enable Members to use e-voting facility. Members who have already used the facility of e-voting may use their existing Login ID and Password.
The Board of Directors of the Company has appointed Ms Shirin Bharucha, Advocate as the Scrutinizer for conducting the Postal Ballot in a fair and transparent manner.
The voting would commence on Thursday, May 29, 2014 and would end at 5:00 p.m. on Friday, June 27, 2014. Whilst the e-voting platform will be disabled at 5.00 p.m. on Friday, June 27, 2014, any Form received from the Members after that date will be strictly treated as if no reply from such Member(s) has been received.
Members who have not received the Form and desirous of seeking a duplicate Form or having any grievance pertaining to the Postal Ballot process can contact the Company’s Registrar and Share Transfer Agent - TSR Darashaw Private Limited, Unit: Tata Motors Limited, 6-10, Haji Moosa Patrawala Industrial Estate, 20, Dr. E. Moses Road, (Near Famous Studio), Mahalaxmi, Mumbai - 400 011, Telephone : 022 6656 8484, Email : tmlpostalballot2014@tsrdarashaw.com. Contact Person: Ms. Mary George.
The Results of the Postal Ballot would be announced on Monday,
June 30, 2014 at 5.00 p.m. at the Registered Office of the Company.
Mumbai, May 29, 2014
For Tata Motors Limited
H K Sethna
Company Secretary
TATA

About Tata Motors

Tata Motors is India’s largest automobile company, with consolidated revenues of Rs.1,88,818 crores ($34.7 billion) in 2012-13. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, Spain, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. It is also the world’s fifth largest truck manufacturer and forth largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America, CIS and Russia.

(www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.